$796,984,867

RALI Series 2007-QS6 Trust

Issuing Entity

Residential Accredit Loans, Inc.

Depositor

Residential Funding Company, LLC

Master Servicer and Sponsor

Mortgage Asset-Backed Pass-Through Certificates, Series 2007- QS6

$26,269,900      6.25%      Class M-1 Certificates

_________________________________________

Supplement dated July 18, 2007

to

Prospectus Supplement dated April 25, 2007

to

Prospectus dated April 9, 2007

___________________________________________

Capitalized terms used in this supplement are defined in the prospectus supplement dated April 25, 2007, to which this supplement is attached.

Greenwich Capital Markets, Inc. will offer to the public the Class M-1 Certificates, in negotiated transactions or otherwise, directly or through dealers, at varying prices to be determined at the time of sale. Greenwich Capital Markets, Inc.'s compensation will be the difference between the price it pays to the depositor for the Class M-1 Certificates and the amount it receives from the sale of the Class M-1 Certificates to the public. The proceeds to the depositor from the sale of the Class M-1 Certificates to Residential Funding Securities LLC, before deducting expenses payable to the depositor, will be approximately 89.625% of the principal balance of the Class M-1 Certificates plus accrued interest.

The Class M-1 Certificates will be offered pursuant to an underwriting agreement, dated July 18, 2007, among the depositor, the master servicer and Greenwich Capital Markets, Inc. Greenwich Capital Markets, Inc. may sell the Class M-1 Certificates directly or through dealers, who may receive compensation from Greenwich Capital Markets, Inc. in the form of discounts, concessions or commissions. The underwriting agreement provides that the depositor will indemnify Greenwich Capital Markets, Inc. against certain civil liabilities under the Securities Act of 1933, as amended, or contribute to payments required to be made in respect thereof. There is currently no secondary market for the Class M-1 Certificates. There can be no assurance that an active secondary market will develop, or if it does develop, that it will continue.

Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus until ninety days following the date hereof.

RBS Greenwich Capital

Underwriter

Mortgage Pool Characteristics

•         As of June 1, 2007 (the “Reference Date”), approximately 1.2% of the mortgage loans are 30 or more days delinquent in payment of principal and interest.

•         As of the Reference Date, approximately 4.2% of the mortgage loans have been delinquent by a maximum of 30 to 59 days in the last 12 months.

•         As of the Reference Date, approximately 0.3% of the mortgage loans have been delinquent by a maximum of 60 to 89 days in the last 12 months.

•         As of the Reference Date, none of the mortgage loans have been delinquent by a maximum of 90 days or more in the last 12 months.